Exhibit 10.1

September 7, 2021

Via E-mail

Aquila Resources Inc.

141 Adelaide Street West, Suite 520

Toronto, Ontario

Canada M5H 3L5

Attention: Barry Hildred, Executive Chairman, and Guy Le Bel, President and Chief Executive Officer

Gentlemen,

Further to our previous discussions, this letter agreement (this “Agreement”) sets out our mutual agreement regarding a proposed business combination transaction (the “Transaction”) between Gold Resource Corporation (“Gold Resource”) and Aquila Resources Inc. (“Aquila”) involving the acquisition of all the issued and outstanding shares of Aquila (the “Aquila Shares”) for consideration consisting of shares of common stock of Gold Resource (“GORO Shares”).

Gold Resource is a gold and silver producer, developer and explorer organized under the laws of the State of Colorado and headquartered in Denver. Our Don David Gold Mine in Oaxaca State, Mexico consists of six properties located along 55 continuous kilometers of the San José structural corridor, having estimated proven and probable reserves of approximately 158,000 ounces of contained gold and 9.5 million ounces of contained silver as at December 31, 2020. Gold Resource has a fully-diluted market capitalization of approximately US$136 million based on its current 20-day volume-weighted average price (“VWAP”) on the NYSE American stock exchange (the “NYSE American”) as of the close of trading on September 3, 2021.

Gold Resource and its technical advisors have devoted significant time and effort to our due diligence concerning Aquila’s Back Forty Project. Upon the entering into of this Agreement, we will engage in negotiations with you and your board of directors within the parameters set out in this Agreement to continue to advance towards completing the Transaction on an expedited basis.

1.	Transaction Value

Gold Resource is prepared to acquire (directly or through a wholly-owned Canadian subsidiary) all of the issued and outstanding Aquila Shares for 0.0399 of a GORO Share per Aquila Share (the “Share Exchange Ratio”), to be issued upon completion of the Transaction. This represents an offer of C$0.09 per Aquila Share reflecting a premium of 12.5% and an aggregate acquisition price for 100% of the outstanding Aquila Shares of approximately C$30.9 million, based upon the closing prices of the Aquila Shares on the Toronto Stock Exchange (the “TSX”) and the GORO Shares on the NYSE American on September 3, 2021, and the average Bank of Canada exchange rate on such date. Based upon the 20-day VWAPs of the Aquila Shares on the TSX and the GORO Shares on the NYSE American, each as of the close of trading on September 3, 2021, and the daily average Bank of Canada exchange rate during the same 20 trading day period, the Share Exchange Ratio offers value to Aquila’s shareholders of C$0.087 per Aquila Share, representing a 29% premium over the 20-day VWAP of the Aquila Shares.

2000 S. Colorado Boulevard - Suite 10200 -Tower 1

Denver, CO, 80222

Tel. No. 720.459.3854

The Share Exchange Ratio is based upon our understanding that there are 343,395,707 Aquila Shares, 19,109,243 options to purchase Aquila Shares, 5,527,030 restricted share units (“RSUs”) and 3,634,402 deferred share units (“DSUs”) currently issued and outstanding. With respect to the treatment of convertible securities, upon completion of the Transaction:

a)	each of Aquila’s options which are outstanding on the effective date of the Transaction (the “Effective Date”), whether vested or unvested, will be cancelled and surrendered without any payment in respect thereof; and

b)	each of Aquila’s RSUs and DSUs which are outstanding on the Effective Date, whether vested or unvested, will be cancelled and surrendered in exchange for a cash payment from Aquila equal to the 5-day VWAP of the Aquila Shares on the TSX as of the close of trading on the second trading day preceding the Effective Date (less applicable withholdings).

Upon completion of the Transaction, the former Aquila shareholders will own approximately 14.9% of the issued and outstanding GORO Shares on a fully diluted basis, allowing Aquila shareholders the opportunity to participate in the value we expect to continue to create from Gold Resource’s expanded portfolio of assets.

The Share Exchange Ratio assumes that there are no other securities of Aquila outstanding, including but not limited to warrants, convertible securities or other rights or options to acquire securities of Aquila. This Agreement also assumes that, other than the completion of Aquila’s previously announced sale of its Bend and Reef exploration properties (the “Bend and Reef Sale”), there will be no material changes in the balance sheet or operations of Aquila between the date hereof and completion of the Transaction. Gold Resource does not currently own any Aquila Shares.

In connection with the Transaction, GORO intends to honor all of the terms and conditions of Aquila’s existing employment agreements with its employees.

2.	Strategic Rationale

We believe a business combination between Gold Resource and Aquila is compelling from a financial, strategic and operational perspective and would like to highlight the following benefits of the Transaction to Aquila’s shareholders:

•	Based on the 20-day VWAPs of the Aquila Shares and the GORO Shares, the offer represents an immediate premium to the shareholders of Aquila of approximately 29%. Given the current market environment and the lack of liquidity in the market for the shares of Aquila, we believe that this a compelling offer.

•	It should be pointed out that GORO currently suffers from both a single mine and Mexican market discount and is trading at approximately 2.5 times free cash flow from operations. This provides the Aquila shareholders participation in the anticipated re-rating of GORO from a one mine company in Mexico to a two mine company with jurisdictional diversification.

•	Aquila shareholders will have the opportunity to participate in the creation of a multi-jurisdictional, diversified precious and base metal producer. We believe the combined company will:

o	offer a peer leading growth profile, robust free cash flow generation and a strong balance sheet to fund disciplined, high-return growth from cash flow and cash on hand with no significant dilution;

o	provide the ability to negotiate from a position of financial strength with lenders to fund the project capex;

o	benefit from our strong technical and operational teams’ expertise in polymetallic, open pit and underground mines;

o	benefit from value creation driven by a complementary portfolio of assets, geographical diversification, historical low-cost production and organic growth potential and the benefits of scale that accrue to multi-mine producers;

o	offer substantial measured and indicated (M&I) resources with a consistent grade profile;

o	offer a high level of confidence that the Back Forty Project will be placed into production on an expedited basis thus elevating GORO into a mid-tier producer with the anticipated attendant re-rating; and

o	have an enhanced capital markets profile in the United States and Canada, offering greater scale and trading liquidity to heighten appeal to global index, resource and generalist investors.

3.	Structure

The Transaction will be structured as a plan of arrangement of Aquila pursuant to the laws of the Province of Ontario, requiring Aquila shareholder approval and court approval. The approval of Gold Resource shareholders will not be required in connection with the Transaction as set out herein.

Gold Resource will work with representatives of Aquila to determine a specific structure and sequencing of the plan of arrangement steps to give effect to the Transaction in a manner most beneficial to our respective securityholders. The Transaction will not be structured to afford a tax rollover to Canadian taxable shareholders of Aquila upon the exchange of their Aquila Shares for GORO Shares.

4.	Due Diligence

Gold Resource has conducted substantial technical due diligence on the Back Forty Project. The parties agree to continue to facilitate reciprocal technical, operational, financial, legal and business due diligence. Gold Resource’s remaining due diligence review (which will largely address operational, financial, legal and business matters) will be completed during the Exclusivity Period (as hereinafter defined), concurrently with the preparation and negotiation of definitive transaction agreements and any reciprocal due diligence that Aquila intends to conduct with regard to Gold Resource.

5.	Conditions & Definitive Agreements

The parties hereto agree to negotiate in good faith, acting reasonably, with a view to entering into a mutually acceptable definitive arrangement agreement (the “Arrangement Agreement”) providing for the detailed terms and conditions upon which the Transaction will be implemented. The entering into by the parties of the Arrangement Agreement is subject to the satisfaction of the following conditions:

(a)	each of Gold Resource and Aquila being satisfied with its respective due diligence investigations regarding the other party as set out in Section 4 above;

(b)	the board of directors of Aquila having received a written opinion from its financial advisors that, as of the date of this Agreement, the consideration to be received by the Aquila shareholders pursuant to the Transaction is fair, from a financial point of view, to the Aquila shareholders;

(c)	the board of directors of each of Gold Resource and Aquila having unanimously approved the terms and conditions of the Arrangement Agreement;

(d)	the entering into of definitive voting support agreements between Gold Resource and (i) each of the directors and officers of Aquila, and (ii) Orion Mine Finance, each in a form acceptable to Gold Resource, contemporaneously with the entering into of the Arrangement Agreement (collectively, the “Voting Support Agreements”); and

(e)	the negotiation of arrangements acceptable to Gold Resource for the satisfaction of any “change of control” or similar obligations of Aquila that would be triggered by the entering into of the Arrangement Agreement or the completion of the Transaction under any of Aquila’s material contracts.

The Arrangement Agreement will reflect the Share Exchange Ratio and the treatment of the Aquila options, RSUs and DSUs set out herein, and will contain customary representations, warranties and covenants, closing conditions (including the obtaining of all necessary regulatory approvals, the approval of Aquila’s shareholders, and court approval), and deal protection mechanisms for a transaction of this nature, including non-solicitation covenants binding on Aquila, a right of Gold Resource to match any superior proposal made in respect of Aquila by any third party, and payment by Aquila to Gold Resource of a break fee equal to 4.0% of the total Transaction value in the event of the termination of the Arrangement Agreement under certain circumstances.

6.	Exclusivity

In consideration of the entering into by Gold Resource of this Agreement, Aquila agrees that during the period from and after the date hereof until the earliest of (i) the execution and delivery of the Arrangement Agreement and the Voting Support Agreements, (ii) the mutual agreement of the parties to terminate discussions regarding the Transaction, and (iii) 5:00 p.m. (Toronto time) on October 22, 2021, being the date that is 45 days from the date hereof (as the period ending on such earliest date may be extended by the mutual written agreement of the parties, the “Exclusivity Period”), Aquila shall, and shall cause its Representatives to:

(a)	negotiate exclusively and in good faith with Gold Resource in respect of the Transaction with a view to settling an Arrangement Agreement as soon as practicable;

(b)	not complete, or enter into any agreement, letter of intent or similar arrangement with any person other than Gold Resource and its Representatives concerning, any:

(i)	plan of arrangement, amalgamation, share exchange, merger, business combination, consolidation, reorganization, debt financing, restructuring, recapitalization or similar transaction involving Aquila or any of its subsidiaries;

(ii)	sale or disposition of any material assets of Aquila or any of its subsidiaries outside the ordinary course of business other than the Bend and Reef Sale;

(iii)	issuance of any securities of Aquila from treasury (or grant of any other options or other rights to acquire securities of Aquila) other than the issuance of (A) Aquila Shares pursuant to options, RSUs or DSUs awarded prior to the date hereof, (B) certain RSUs to be issued to a senior executive of Aquila pursuant to such individual’s employment agreement with Aquila, and (C) DSUs to be issued to members of the board of directors of Aquila on account of directors’ fees accruing until the Effective Date, consistent with Aquila’s past practice for compensating its directors; or

(iv)	take-over bid, issuer bid or exchange offer for any securities of Aquila that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Aquila or any of its subsidiaries

(each of the foregoing (i) through (iv), an “Alternative Transaction”);

(c)	not make, initiate, solicit, facilitate or knowingly encourage, or enter into or otherwise participate or engage in any discussions or negotiations regarding, an Alternative Transaction or any inquiry, proposal, offer or public announcement of an intention in respect of an Alternative Transaction (any of the foregoing being referred to herein as an “Alternative Proposal”), provide any information to any third party with respect to any Alternative Proposal, or otherwise co-operate in any way with or knowingly assist, participate in, facilitate or encourage any attempt by any other person to do or seek to do any of the foregoing (in each case other than Gold Resource or its Representatives);

(d)	immediately cease and terminate any solicitation, facilitation, knowing encouragement, discussions, negotiations or other activities (including the provision of access to non-public information regarding Aquila, whether in a data room or otherwise) commenced prior to the date hereof with any person (other than Gold Resource and its Representatives) with respect to any Alternative Transaction or Alternative Proposal; or

(e)	approve or recommend any Alternative Proposal or any Alternative Transaction.

For purposes of this Agreement, a party’s “Representatives” shall consist of such party’s subsidiaries and its and their respective directors, officers, employees, advisors, representatives and agents.

During the Exclusivity Period, Aquila shall notify Gold Resource promptly (and in any event within 24 hours) upon receipt by it or by any of Aquila’s Representatives, whether oral or written, of (i) an Alternative Proposal, including its material terms, (ii) any request for non-public information relating to Aquila, and (iii) any inquiry or request for discussion or negotiations regarding any Alternative Transaction. Such notice shall include the identity of the person or group of persons making such Alternative Proposal, inquiry or request and copies of all agreements and documents received in respect thereof, from or on behalf of any such person or group of persons.

Gold Resource and Aquila may extend the Exclusivity Period by mutual agreement, with neither party unreasonably withholding approval of an extension if both Gold Resource and Aquila are working diligently and in good faith towards the successful completion of the Transaction.

Aquila agrees that irreparable harm would occur in the event that any of the provisions of this Section 6 were not performed in accordance with their specific terms or were otherwise breached, for which money damages would not be an adequate remedy at law. It is accordingly agreed that Gold Resource will be entitled to an injunction and/or other equitable relief to prevent breaches of this Section 6, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which Gold Resource may be entitled at law or in equity.

7.	Transaction Expenses

Subject to this Section 7, each of Gold Resource and Aquila will be responsible for and will bear all of its respective costs and expenses incurred in connection with its due diligence investigations and the negotiation and implementation of the Transaction. Notwithstanding the foregoing, in the event that all of the following occur:

(a)	at any time during the Exclusivity Period, an Alternative Proposal, whether oral or written, is received by Aquila or any of Aquila’s Representatives in writing or is publicly announced or otherwise publicly disclosed by any person;

(b)	immediately prior to the end of the Exclusivity Period (or any extension thereof), the parties have not entered into an Arrangement Agreement, and Aquila does not agree to extend the Exclusivity Period following a written request by Gold Resource for such an extension, with the result that this Agreement is terminated; and

(c)	prior to the date which is 180 days following such termination of this Agreement, Aquila or any of its subsidiaries enters into a binding agreement (other than a confidentiality agreement) with respect to an Alternative Transaction, then within two (2) business days following the receipt by Aquila from Gold Resource of supporting documentation in the form of the relevant invoices and receipts, Aquila shall pay to Gold Resource, by wire transfer of immediately available funds to an account specified by Gold Resource, the amount of all out-of-pocket costs and expenses (including the fees and expenses of legal counsel and financial, technical, accounting and tax advisors) incurred by Gold Resource during the Exclusivity Period in connection with this Agreement or the proposed Transaction, to a maximum of US$500,000 (the “GORO Expense Reimbursement Amount”). Aquila shall provide prompt written notice to Gold Resource of any event referred to in Section 7(a) or 7(c) above which is not publicly announced.

In addition, in the event that the circumstances in the immediately preceding paragraph of this Section 7 do not apply, and immediately prior to the end of the Exclusivity Period (or any extension thereof), the parties have not entered into an Arrangement Agreement, and either of Gold Resource or Aquila (the “Refusing Party”) does not agree to extend the Exclusivity Period following a written request by the other party (the “Requesting Party”) for such an extension, with the result that this Agreement is terminated, then within two (2) business days following the receipt by the Refusing Party from the Requesting Party of supporting documentation in the form of the relevant invoices and receipts, the Refusing Party shall pay to the Requesting Party, by wire transfer of immediately available funds to an account specified by the Requesting Party, the amount of all out-of-pocket costs and expenses (including the fees and expenses of legal counsel and financial, technical, accounting and tax advisors) incurred by the Requesting Party during the Exclusivity Period in connection with this Agreement or the proposed Transaction, to a maximum of C$250,000 (the “Reciprocal Expense Reimbursement Amount”).

Each of the parties agrees that each of the GORO Expense Reimbursement Amount and the Reciprocal Expense Reimbursement Amount represents a genuine pre-estimate of the damages that Gold Resource or Aquila, as the case may be, will suffer as a result of the circumstances giving rise to the obligation of the other party to make such payment, and is not a penalty. Each of Aquila and Gold Resource irrevocably waives any right it may have to raise as a defense that the applicable amount payable by it is excessive or punitive.

8.	Public Announcements and Confidentiality

Promptly upon the execution of this Agreement by the parties, the parties will issue a joint press release announcing the entering into of this Agreement. The parties agree and acknowledge that (i) all discussions and negotiations between them pursuant to this Agreement are subject to the terms and conditions of the mutual confidentiality agreement between the parties dated July 6, 2021 (the “Confidentiality Agreement”), and (ii) in the event that either party determines that public disclosure with respect to the Transaction is required by reason of applicable securities laws or stock exchange requirements, it will promptly provide the other party with prior notice thereof and consult with the other party regarding the form of any such disclosure.

9.	Nature of Agreement & Termination

This Agreement shall be binding on and enforceable by the parties and their respective successors and shall not be assignable by either party without the prior written consent of the other party.

This Agreement shall terminate upon the conclusion of the Exclusivity Period. Upon such termination, the provisions of this Agreement shall be of no further force or effect and neither party shall have any liability to the other party hereunder, except in relation to breaches of any of the provisions of this Agreement that occurred prior to such termination, except that the provisions of Sections 7 and 8 shall survive the termination of this Agreement.

10.	Other Matters

This Agreement will be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives, to the fullest extent possible, the defense of an inconvenient forum or any similar defense to the maintenance of proceedings in such courts.

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by each of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement will nevertheless remain in full force and effect and the parties will negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid, legal and enforceable provision as most closely replicates the economic effect and rights and benefits of such impugned provision.

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

* * * * * * * *

Gold Resource has invested significant time and resources in considering this Transaction to date, and is committed to working expeditiously towards executing definitive agreements and implementing the Transaction. Gold Resource has engaged the services of Beacon Securities Limited as financial advisor, Fasken Martineau DuMoulin LLP as Canadian legal counsel and Davis Graham & Stubbs LLP as U.S. legal counsel to complement our experienced management team. We understand that you have engaged the services of Scotia Capital Inc. as financial advisor and Goodmans LLP as Canadian legal counsel. We and our advisors look forward to working with you and your advisors in implementing this Transaction to the benefit of both parties and their shareholders.

[Signature page follows.]

Yours very truly,

GOLD RESOURCE CORPORATION

By:	/s/ Allen Palmiere

Name:	Allen Palmiere

Title:	CEO, President and Director

Accepted and agreed this 7th day of September, 2021.

AQUILA RESOURCES INC.

By:	/s/ Guy Le Bel

Name:	Guy Le Bel

Title:	President & CEO, Director

[Signature Page to Letter Agreement]